PETROTEQ EXECUTES LOI FOR LICENSE AGREEMENTS

Sherman Oaks, California - August 4, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, is pleased to announce that it has entered into a binding letter of intent dated August 2, 2022 (the "LOI") with Netoil Inc. ("Netoil"), an oil company led by Mr. Roger Tamraz, an experienced hands-on operator and investor in the oil & gas industry.

Netoil and its team has more than 50 years of experience in creating, structuring and implementing major international projects in the fields of energy such as oil and gas fields and blocks, oil and gas pipelines, oil refineries, gas stations and petrochemical plants. For more information about Netoil kindly visit www.netoilinc.com.

Netoil contacted Petroteq to inquire about its innovative, cost-effective and efficient oil extraction and recovery technology.

Mr. Tamraz, Chairman of Netoil, commented, "The developments in energy policy, the search for alternative sources of oil, its extraction, less risky transportation routes, and the realization by many countries of the need to become energy independent of certain regions, have created the conditions for an economically viable and environmentally friendly technology such as Petroteq's Clean Oil Recovery Technology (CORT)."

Netoil is in the process of establishing a special purpose investment vehicle focusing on alternative production methods within the oil and gas industry, alognside carbon offsetting technologies.

Pursuant to the LOI, subject to the negotiation and execution of definitive license agreements, Netoil would be granted two licenses for Petroteq's CORT for use in Iraq and Libya. The consideration for each license has been agreed to USD 6,000,000 and a five percent (5%) royalty fee of the net production revenue. In addition, a minimum annual fee has been agreed to USD 1,000,000 until the region is producing.

"We are honored and excited about the opportunity of working together with Netoil and Mr. Roger Tamraz who has enjoyed an extensive career in the oil industry, resulting in an amazing network of related businesses and opportunities," stated Vladimir Podlipskiy, PhD, Petroteq's Chief Technology Officer and Interim Chief Executive Officer.

Additionally, the company would like to announce that qualified candidates for the position of CEO & CFO were identified by Petroteq and approved by TSX Venture Exchange. Petroteq is currently negotiating the employment agreement with the identified candidates. Once the terms of the agreement are finalized, the next step will be to get approval from Petroteq's potential buyer, Viston United Swiss AG.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation, and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

Completion of the transactions contemplated by the LOI are subject to, amongst other things, negotiation and execution of definitive license agreements, and applicable director, shareholder and regulatory approvals.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, including: a license agreement with Netoil. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation, the negotiation and execution of definitive agreements in relation to the transactions contemplated by the LOI. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: the risk that SITLA will not approve the assignment of the Company's Asphalt Ridge leases to the Company's indirect wholly owned subsidiary, TMC Capital LLC; the risk that it will not be commercially viable to extract oil from the Company's identified reserves; that full scale commercial production may engender public opposition; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; litigation; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses; loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov (including, without limitation, its most recent annual report on Form 10-K under the Securities Exchange Act of 1934, as amended), and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

CONTACT INFORMATION

Petroteq Energy Inc.

Vladimir Podlipskiy

Interim Chief Executive Officer

Tel: (800) 979-1897